UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 28 April 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

343 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

28 April 2015

NOVOGEN REGAINS FULL COMPLIANCE WITH NASDAQ LISTING RULE

Sydney, Australia, 28 April 2015: US-Australian drug discovery company, Novogen Limited (NRT: ASX; NVGN: NASDAQ) (Company), announced today that it received a letter from NASDAQ informing it that it had regained full compliance with NASDAQ Listing Rule 5550(b) (Listing Rule).

In November 2014, the Company received a deficiency notice from NASDAQ, requesting the Company to submit a plan to regain compliance with the Listing Rule, which requires either (i) a minimum of $2,500,000 in stockholders’ equity as of June 30, 2014; (ii) at least $35,000,000 market value of listed securities, or (iii) at least $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

Further to lodgement of its plan to regain compliance, NASDAQ granted an extension to the Company in January 2015.

The recent growth in the Company’s market value, as well as the substantial increase of its assets with the current capital-raising program, has allowed the Company to regain compliance with the Listing Rule.

Graham Kelly, Novogen Group CEO and Executive Chairman, said, “Novogen regards itself as a joint US-Australian company. Roughly half of our shareholders are US residents. We have a joint venture company with one of the leading universities in the US. We are conducting increasing collaborations with leading US research institutions and hospitals as our drug technologies get better appreciated. The US eventually will be the leading market for our drug candidates. Maintaining our NASDAQ listing is vital to us.”

About Novogen

Novogen is a public, Australian-US drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University. Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been designed to kill the full heterogeneity of cells within a tumor, but with particular activity against the slowly-dividing, less differentiated cancer stem (tumor-initiating) cell. The ATM compounds target the micro-filament component of the cancer cell’s cytoskeleton and have been designed to combine with anti-microtubule drugs (taxanes, vinca alkaloids) to produce comprehensive and fatal destruction of the cancer cell cytoskeleton. The Company pipeline currently comprises two SBP drug candidates (TRXE-002, TRXE-009) and one ATM drug candidate (Anisina).

For more information, please visit www.novogen.com

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Chief Operating Officer Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111

Forward Looking Statement

All statements other than statements of historical fact included in this announcement including, without limitation, statements regarding future plans and objectives of Novogen Limited (“Novogen”) are forward-looking statements. When used in this announcement, forward-looking statements can be identified by words such as ‘may’, ‘could’, ‘should’, ‘would’, ‘believes’, ‘estimates’, ‘targets’, ‘expects’ or ‘intends’ and other similar words that involve risks and uncertainties.

Such statements relate to future events and expectations and as such involve known and unknown risks and uncertainties. These risks and uncertainties include, among other things, market conditions, weather risks, economic and political risks.

These statements are based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions that, as at the date of this announcement, are expected to take place. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Novogen, its directors and management, which could cause Novogen’s actual results to differ materially from the results expressed or anticipated in these statements.

Novogen cannot and does not give any assurance that the results, performance or achievements expressed or implied by the forward-looking statements contained in this announcement will actually occur and investors are cautioned not to place undue reliance on these forward-looking statements. Actual results, actions, and developments may differ materially from those expressed or implied by those forward-looking statements depending on a variety of factors.

Novogen does not undertake to update or revise forward- looking statements, or to publish prospective financial information in the future, regardless of whether new information, future events or any other factors affect the information contained in this announcement, except where required by applicable law and stock exchange listing requirements.